EXHIBIT 16.1



April 7, 2004


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

     We were previously principal accountants for Avado Brands, Inc. and, under the date of February 27, 2003, we reported on the consolidated financial statements of Avado Brands, Inc. as of and for the years ended December 29, 2002 and December 30, 2001. On March 30, 2004, we resigned. We have read Avado Brands, Inc.'s statements included under Item 4 of its Form 8-K dated April 7, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Avado Brands, Inc.'s statement that the Audit Committee of Avado Brands, Inc.'s Board of Directors is currently seeking to engage a new principal independent accountant.


Very truly yours,

KPMG LLP